

December 23, 2010

Carlos Seijo
Chief Executive Officer
Transportadora de Gas Del Sur S.A.
Don Bosco 3672
5 th Floor
C1206ABF Buenos Aires
 Argentina

> **Re:** **Transportadora de Gas Del Sur S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 16, 2010**
> **Filing No. 001-13396**

Dear Mr. Seijo:

    We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Andrew Mew
                            Accounting Branch Chief